ROBERT L. B. DIENER

Attorney at Law

41 Ulua Place

Haiku, HI 96708

(808) 573-6163 Fax: (310) 362-8887

rob@rdienerlaw.com

October 22, 2020

VIA EDGAR

Securities and Exchange Commission

100 F. Street, NE

Washington, DC 20549

Re:	Stem Holdings, Inc.

Request for Withdrawal Pursuant to Rule 477 of Post-Effective Amendments No. 1 and No. 2 to Form S-1 filed under form type POS AM

(File No. 333-239226)

Ladies and Gentlemen:

On behalf of Stem Holdings, Inc. (the “Company”), we hereby submit this letter to notify the Securities and Exchange Commission (the “SEC”) of the withdrawal of Post-Effective Amendments No. 1 and No. 2 to Form S-1 (File No. 333-239226). This withdrawal does not affect Amendment No. 3 which is not being withdrawn. The Company filed Post-Effective Amendment No. 3 to Form S-1 on October 21, 2020.

Thank you for your assistance with this matter. If you have any questions or comments concerning this request, please call me at (808) 292-2063.

Sincerely,

ROBERT DIENER

cc:	Stem Holdings, Inc.

Admitted to practice in the State of California

Not admitted to practice in the State of Hawaii